Exhibit 21.1

SUBSIDIARIES OF GIGA TRONICS INCORPORATED

Name of Subsidiary	Jurisdiction of Organization
Gresham Holdings, Inc.	Delaware
Microsource Inc.	California
Enertec Systems 2001 Ltd. *	Israel
Microphase Corporation **	Delaware
Tabard Holdings Inc. ***	Delaware
Gresham Power Electronics Ltd. *	England and Wales
Relec Electronics Ltd. *	England and Wales

*	Indirect subsidiary
**	63.07% owned and indirect subsidiary
***	Inactive corporation and indirect subsidiary